Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) late-breaking pivotal data showing significant improvement in eosinophilic esophagitis signs and symptoms presented for the first time at scientific meetings

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First Phase 3 trial in eosinophilic esophagitis (EoE) to show a biologic medicine significantly improved structural and histologic measures, while rapidly improving ability to swallow in patients 12 years and older

•	New late-breaking data show additional improvements in disease severity and extent, as well as normalized gene expression associated with type 2 inflammation

•	Data from this trial further supports well-established safety profile of Dupixent

•	Results presented for the first time at virtual ACG 2020 and UEG Week 2020

•	Dupixent received FDA Breakthrough Therapy designation for patients 12 years and older with EoE

PARIS and TARRYTOWN, N.Y. – October 26, 2020 – Additional positive results were announced from Part A of a pivotal Phase 3 trial evaluating the investigational use of Dupixent® (dupilumab) in patients 12 years and older with eosinophilic esophagitis (EoE). As previously reported, the trial met both of its co-primary and all key secondary endpoints. New late-breaking data showing additional improvements in disease severity and extent at the microscopic level, as well as normalization of gene expression pattern associated with type 2 inflammation, were presented at the virtual American College of Gastroenterology (ACG) Annual Scientific Meeting and the United European Gastroenterology (UEG) Week Virtual 2020.

There are currently no FDA-approved medicines for EoE, a chronic and progressive inflammatory disease that damages the esophagus and prevents it from working properly. Over time, excessive type 2 inflammation may cause scarring and narrowing of the esophagus, making it difficult to swallow. EoE can affect a patient’s ability to eat and cause food to become stuck after being swallowed (food impaction), which can lead to a medical emergency.

Previously announced results showed Dupixent improved symptomatic, structural and histologic measures of EoE. The use of Dupixent to treat EoE is investigational and has not been fully evaluated by any regulatory authority.

“The results from this trial show dupilumab significantly improved both patients’ ability to swallow as well as structural abnormalities in the esophagus, by targeting type 2 inflammation to help reverse tissue damage and scarring that usually worsens over time,” said Evan S. Dellon, M.D., M.P.H., Professor of Gastroenterology and Hepatology at the University of North Carolina School of Medicine and principal investigator of the trial. “These results also demonstrate that eosinophilic esophagitis is a disease caused by factors beyond just the presence of elevated eosinophils. Dupilumab, which targets the activity of the cytokines IL-4 and IL-13 that drive type 2 inflammation, was able to show significant improvements in a broad range of clinical, anatomic, cellular and molecular measures.”

Part A of the randomized, double-blind, placebo-controlled trial enrolled 81 patients aged 12 years and older with EoE, who were treated with Dupixent 300 mg weekly over a 24-week treatment period or placebo.

New results presented at virtual ACG 2020 and UEG Week 2020 showed patients treated with Dupixent experienced:

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Rapid improvement in ability and comfort of swallowing: patients reported significant improvement on the Dysphagia Symptom Questionnaire (DSQ) as early as 4 weeks and continued to improve through 24 weeks (p<0.05 and p<0.001, respectively).

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Reduced esophageal eosinophil count below the diagnostic disease threshold: 64% of patients treated with Dupixent achieved <15 eosinophils/high-power field (eos/hpf) compared to 8% for placebo at 24 weeks (p<0.001). Peak esophageal eosinophil count was reduced by 71% with Dupixent compared to 3% with placebo from baseline (p<0.001).

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Reduced severity and extent of the disease at the microscopic level: the grade and stage scores that measure esophageal tissue changes associated with the disease were reduced by 0.761 and 0.753 with Dupixent compared to a 0.001 and 0.012 reduction for placebo at 24 weeks; the EoE Histology Scoring System (EoE-HSS) grade and stage scores measure changes in eight cellular and tissue features on four-point scales, respectively (p<0.001 for all values).

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Normalized gene expression in esophageal tissue: gene expression patterns associated with type 2 inflammation and EoE were reduced by 1.97-fold and 2.66-fold, compared to a 0.32-fold and 0.16-fold reduction with placebo, respectively, as measured by the Normalized Enrichment Score (NES) at 24 weeks from baseline. The NES evaluated a panel of genes associated with type 2 inflammation or EoE (p<0.001 for all values). The changes observed with Dupixent demonstrate a shift in gene expression pattern from one that resembles EoE disease to a pattern that resembles healthy controls.

The trial demonstrated similar safety results to the well-established safety profile of Dupixent in its approved indications. For the 24-week treatment period, overall rates of adverse events were 86% for Dupixent and 82% for placebo. Adverse events that were more commonly observed with Dupixent included injection site reactions (n=15 for Dupixent, n=12 for placebo) and upper respiratory tract infections (n=11 for Dupixent, n=6 for placebo). There was one treatment discontinuation in the Dupixent group due to joint pain.

In September, the FDA granted Breakthrough Therapy designation to Dupixent for the treatment of patients 12 years and older with EoE. Breakthrough Therapy designation is designed to expedite the development and review of drugs in the U.S. that target serious or life-threatening conditions. Drugs qualifying for this designation must show preliminary clinical evidence that it may demonstrate a substantial improvement on clinically significant endpoints over available therapies, or over placebo if there are no available therapies. In 2017, Dupixent also was granted Orphan Drug designation for the potential treatment of EoE. This is given to investigational medicines intended for the treatment of rare diseases that affect fewer than 200,000 people in the U.S. and in which no adequate medicines have been developed and approved.

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP) and eosinophilic esophagitis.

About the Dupixent eosinophilic esophagitis trial

The Phase 3, randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent in adolescents and adults with eosinophilic esophagitis. Part A of the trial enrolled 81 patients (42 treated with Dupixent and 39 with placebo) aged 12 years and older with EoE, as determined by histological and patient-reported measures. The co-primary endpoints assessed the change from baseline in the DSQ, a patient-reported measure of difficulty swallowing, and the proportion of patients achieving peak esophageal intraepithelial eosinophil count of ≤6 eos/hpf, a measure of esophageal inflammation, at 24 weeks. Key secondary endpoints of the trial assessed histopathologic measures of the severity and extent of tissue scarring in the esophagus, as measured by the EoE-HSS grade and stage scores, and the proportion of patients achieving peak esophageal intraepithelial eosinophil count of <15 eos/hpf at 24 weeks. Other secondary endpoints of the trial assessed NES for the relative change from baseline to week 24 in the EoE diagnostic panel and type 2 inflammation transcriptome signatures. In total, 85% of these patients suffered from at least one concurrent atopic condition such as allergic rhinitis, food allergy and asthma. Patients received weekly subcutaneous injections of Dupixent 300 mg or placebo for the 24-week treatment period.

The EoE trial is ongoing, with additional patients enrolling in Part B as well as patients continuing in a 28-week extended active treatment period (Part C) after completing either Part A or Part B. Part B of the trial is evaluating an additional Dupixent dosing regimen.

About Dupixent

Dupixent is approved for adolescents and adults with moderate-to-severe atopic dermatitis, asthma and/or in adults with CRSwNP in a number of countries around the world, including the European Union and Japan, as well as the U.S. where Dupixent is also approved for children with moderate-to-severe atopic dermatitis. Dupixent is currently approved in more than 60 countries, and more than 190,000 patients have been treated globally.

Dupilumab development program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation. In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including EoE (Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), pediatric asthma (6 to 11 years of age, Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy of dupilumab in these conditions have not been fully evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to eight FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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